October 27, 2008

Amendments
to
Agreement and Plan of Merger
and
all related documents between
Colorep, Inc., Carthew Bay Technologies Inc and CBT Acquisition Co., Inc.

This letter outlines the terms and conditions upon which Colorep, Inc. ("Colorep"), Carthew Bay Technologies Inc. ("CBT"), and CBT Acquisition Co., ("CBTAC") are prepared to amend above stated documents:

Term:

CBT and Colorep agree to extend the closing of the Agreement of Plan and Merger amongst the parties, and CBT agrees to extend the expiry of the Note Purchase Agreement, Secured Debenture Agreement, Security Agreement and all other related debenture documents to June 30, 2009.

Subordination:

CBT agrees to subordinate its debentures to indebtedness with PNC Credit Corp. ("PNC") of $4,165,850 relating to two term loans and up to $5,500,000 on a revolving credit facility and release all funds from escrow, subject to: (i) an increase in the interest rate from 1% per month to 1.5% per month, commencing upon the of the release of funds from escrow; (ii) the execution of inter-creditor and subordination agreements between PNC and CBT on mutually acceptable terms; (iii) payment of all accrued interest owing to CBT under these debentures with all future interest payments to be made on the first day of the month for the prior month commencing on December 1, 2008; (iv) execution of the Hunter Douglas Ltd. licensing agreement; (v) any amendments necessary to any existing agreements amongst the parties in order to formally incorporate these terms. CBT further agrees to release $300,000 from this escrow account prior to the satisfaction of (ii) through (v) above, and any additional amounts that CBT and Colorep may mutually agree upon subject to any additional required documentation.

Compensation:

As an inducement for CBT to enter into this agreement, upon completion of the merger between CBT Colorep and CBT Acquisition Co., Inc., CBT shall be entitled to an additional 6,000,000 common shares of Colorep above and beyond the 5,000,000 common shares currently contemplated which upon completion of the merger shall equate to 12.753% of the total common stock issued, based on the current 75,254,181 shares outstanding and 10.518% calculated on a fully diluted basis per GAAP. In no event shall CBT's interest in the common shares of Colorep fall below 8% of the common stock issued and 5.3% calculated on a fully diluted basis per GAAP prior to the completion of the merger transaction. Colorep further agrees that it will not establish any new class of equity nor issue any shares other than common shares prior to the completion of the merger.

Other Conditions:

Colorep agrees to increase the monthly payments to CBT in respect of overhead contributions from $20,000 per month to $30,000 per month commencing with the November 15, 2008 payment. Colorep further agrees to pay all amounts outstanding as outlined in the CBT invoice of October 15, 2008 as well as the pre-payment of debenture interest and overhead payments for the months of November 2008, December 2008, and January 2009, provided that such amounts in total do not exceed $307,000. In the event that all amounts owing hereunder are not satisfied by this amount, any amounts above and beyond $307,000 shall be due and payable on February 1, 2009.

Costs:

Any and all reasonable legal and accounting costs incurred by CBT to effect this agreement shall be for the account of Colorep payable on February 1, 2008 or as incurred thereafter.

All other terms and conditions as outlined in the agreements amongst the parties shall remain in full force.

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[signature page to follow]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date herein above set forth.

CARTHEW BAY TECHNOLOGIES INC.

By: [signature]
Name: Michael Liik
Title: CEO

CBT ACQUISITION CO. INC.

By: Larry Levy Digitally signed by Larry Levy DN: cn=Larry Levy, c=US, o=Colorep Inc, ou=, email=l.levy@colorep.com Date: 2008.10.26 22:10:23 -07'00'
Name: Larry Levy
Title: President

COLOREP, INC.

By: Larry Levy Digitally signed by Larry Levy DN: cn=Larry Levy, c=US, o=Colorep Inc, ou=, email=l.levy@colorep.com Date: 2008.10.26 22:08:55 -07'00'
Name: Larry Levy
Title: CEO